Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Airgas, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 33-25419, 33-64058 and 333-75256) of Airgas, Inc. of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Airgas, Inc. 401(k) Plan.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 29, 2009